Prospectus Supplement Filed pursuant to Rule 424(b)(3)

Registration No. 333-132237

PROSPECTUS SUPPLEMENT NO. 18

DATED APRIL 19, 2007

(To Prospectus Dated June 23, 2006)

ACCENTIA BIOPHARMACEUTICALS, INC.

4,605,016 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated June 23, 2006, of Accentia Biopharmaceuticals, Inc. (the “Company”) as supplemented by Supplement No. 17 thereto dated March 28, 2007, Supplement No. 16 thereto dated March 2, 2007, Supplement No. 15 thereto dated February 14, 2007*, Supplement No. 14 thereto dated January 29, 2007, Supplement No. 13 thereto dated January 19, 2007, Supplement No. 12 thereto dated December 29, 2006, Supplement No. 11 thereto dated December 14, 2006, Supplement No. 10 thereto dated November 15, 2006, Supplement No. 9 thereto dated November 6, 2006, Supplement No. 8 thereto dated November 3, 2006, Supplement No. 7 thereto dated October 20, 2006, Supplement No. 6 thereto dated October 2, 2006, Supplement No. 5 thereto dated September 26, 2006, Supplement No. 4 thereto dated September 12, 2006, Supplement No. 3 thereto dated August 29, 2006, Supplement No. 2 thereto dated August 24, 2006 and Supplement No. 1 thereto dated July 19, 2006. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16 and 17 thereto. The Prospectus relates to the public sale, from time to time, of up to 4,605,016 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16 and 17.

This prospectus supplement includes the attached Form 8-K as filed by us with the Securities and Exchange Commission on April 19, 2007.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated June 23, 2006, as previously supplemented) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 19, 2007.

*	The prospectus supplement dated February 14, 2007 was misnumbered and should have been prospectus supplement no. 15.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 17, 2007

ACCENTIA BIOPHARMACEUTICALS, INC.

(Exact name of Registrant as Specified in its Charter)

Florida	000-51383	04-3639490
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (813) 864-2554

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ACCENTIA BIOPHARMACEUTICALS, INC.

FORM 8-K

Item 1.01.	Entry Into a Material Definitive Agreement.

On April 17, 2007, Biovest International, Inc., (“Biovest”), a majority owned subsidiary of Accentia Biopharmaceuticals, Inc., entered into a letter-agreement (the “Letter Agreement”) with Laurus Master Fund, Ltd. (“Laurus”), formalizing certain understandings reached by Laurus and Biovest with respect to Biovest’s existing Promissory Note to Laurus dated March 31, 2006 (the “Note”). The Letter Agreement, which became effective upon certain payments from Biovest to Laurus on April 17, 2007, rescheduled future payments due from Biovest to Laurus under the Note and granted to Laurus certain royalty payments on sales of Biovest’s AutovaxID instruments. Today, Biovest filed a Form 8-K with the SEC regarding this transaction. A copy of the Biovest 8-K is attached hereto as Exhibit 99.1.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 2.03.

Item 9.01.	Financial Statements and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Samuel S. Duffey
Samuel S. Duffey
General Counsel

Date: April 19, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	8-K filed by Biovest International, Inc on April 19, 2007 (File No. 000-11480)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 17, 2007

BIOVEST INTERNATIONAL, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	0-11480	41-1412084
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

377 Plantation Street

Worcester, Massachusetts 01605

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (508) 793-0001

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

BIOVEST INTERNATIONAL, INC.

FORM 8-K

Item 1.01.	Entry Into a Material Definitive Agreement.

Pursuant to a Secured Promissory Note dated March 31, 2006 (the “Note”) in the original principal amount of $7,799,000 to Laurus Master Fund, Ltd. (“Laurus”), Biovest International, Inc. (the “Company”) was required to make certain interest payments and amortization payments in accordance with the schedule stated in the Note. The Company did not make certain of these payments when due, although Laurus and the Company have reached an agreement whereby such past-due payments would not constitute an event of default and Laurus would continue to forbear while the Company seeks additional financing. Pursuant to this agreement, on March 22, 2007, as reported by the Company in a Form 8-K filed on March 28, 2007, the Company closed a short-term loan transaction in order to fund its operations on an interim basis while the Company continued to seek additional short and/or long-term funding from third parties other than its parent, Accentia Biopharmaceuticals, Inc. No assurance can be given that the required additional short and/or long term funding can be arranged by the Company under favorable terms or at all (see the Company’s Risk Factors set forth in Item 1A of its Annual Report on Form 10-KSB for the year ended September 30, 2006 which are hereby incorporated by reference, along with the other Exchange Act filings of the Company). The new understanding with Laurus was formalized into a letter agreement (the “Letter Agreement”) on March 21, 2007, which Letter Agreement became effective upon payment of approximately $180,000 in past-due interest by the Company on April 17, 2007. In addition to formalizing and continuing Laurus’ forbearance, the Letter Agreement rescheduled future payments due from the Company to Laurus under the Note and granted to Laurus certain royalty payments on sales of the Company’s AutovaxID instruments. Certain material terms of the Letter Agreement are summarized below, subject to the full text of said agreement:

•	Laurus formally waives events of default arising from and continuing under the Note with respect to the unpaid principal and interest payments.

•	Past due and ongoing principal payments on the Note are deferred until August 1, 2007 when the adjusted monthly amortization payment of $267,070 per month will commence.

•

The Company and its subsidiary, AutovaxID, Inc. (“AutovaxID”), granted to Laurus a non-cancelable royalty (the “Laurus Royalty”) equal to three percent (3%) of world-wide net sales of AutovaxID Instruments for a period of five years commencing on the earlier of May 31, 2007 or the completion of a long term financing by the Company. The Company’s royalty payments to Laurus are required to aggregate a minimum of $8 million with $500,000 of the minimum royalty being payable on December 31, 2007 and the balance (if any), less actual royalties paid, being due at the end of the five year royalty term.

•	Upon satisfaction of certain conditions, Laurus consented to the Company seeking and if available entering into bridge loans in an aggregate amount of up to $7 million.

•	The Letter Agreement was subject to certain other conditions which were satisfied on April 17, 2007.

2

Additionally, Laurus has agreed, subject to the satisfaction of certain conditions, including the completion of a satisfactory financing by the Company, that it will limit the future resale of its shares of the Company’s common stock, for a period of two years or three years and until the results of the Company’s Phase 3 clinical trial for BiovaxID are publicly announced, subject to allowance of certain limited volume of trading activity after two years from the date of closing of an acceptable financing transaction.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 2.03.

Item 9.01.	Financial Statements and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

3

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

BIOVEST INTERNATIONAL, INC.

	By:	/s/ Steven Arikian M.D.
Steven Arikian, M.D.
Chief Executive Officer
Date: April 19, 2007

4

EXHIBIT INDEX

Exhibit Number	Description
10.1	Letter-Agreement between the Company and Laurus Master Fund, Ltd. effective as of April 17, 2007

5

Exhibit 10.1

LAURUS MASTER FUND, LTD.

c/o Laurus Capital Management, LLC

335 Madison Avenue, 10th Floor

New York, New York 10017

March 19, 2007

Biovest International, Inc.

377 Plantation Street

Worcester, Massachusetts 01605

Attention: Chief Financial Officer

Re:	Waiver of Events of Default; Amendment to Note; and Consent to Bridge Financing

Ladies and Gentlemen:

Reference is made to that certain (a) Note and Warrant Purchase Agreement dated as of March 31, 2006 (as amended, restated, supplemented and/or modified from time to time, “the Purchase Agreement”) by and between Biovest International, Inc. (“Biovest”) and Laurus Master Fund, Ltd. (“Laurus”), (b) Secured Promissory dated March 31, 2006 (as amended, restated, supplemented and/or modified from time to time, the “Note”) in the original principal amount of $7,799,000 and (c) Joinder Agreement dated as of December 8, 2006 (as amended, restated, supplemented and/or modified from time to time, the “Joinder Agreement”) made by AutovaxID, Inc. (“AutovaxID”) and Biolender II, LLC in favor of Laurus pursuant to which, among other things, AutovaxID agreed to (i) join that certain Subsidiary Guaranty dated March 31, 2006 made by Biovax, Inc. in favor of Laurus and (ii) guarantee all of the obligations and liabilities of Biovest under the Purchase Agreement, the Note and the other Related Agreements (as defined in the Purchase Agreement) (the “Biovest Obligations”). Capitalized terms used herein that are not defined shall have the meanings given to them in the Note.

Biovest has requested that Laurus (a) waive certain Events of Default that have occurred and are continuing under the Note, (b) amend the terms of the Note to defer the payment of certain principal payments that are due and owing under the Note and (c) consent to Biovest entering into a bridge financing transaction (the “Bridge Financing”) and, in each case, Laurus has agreed to do so on the terms and conditions set forth below.

In consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Upon satisfaction of the conditions precedent set forth in Section 4 below, Laurus hereby waives the Events of Default that have occurred (collectively, the “Existing Defaults”) as a result of Biovest’s failure to make (a) principal payments to Laurus under the Note on the first business day of each month from January 2007 through and including March 2007 in the aggregate principal amount of $511,993.36 in accordance with the terms of Section 1.4 of the Note (the “Missed Principal Payments”) and (b) interest payments to Laurus under the Note on the first business day of each month from January 2007 through and including March 2007 in accordance with the terms of Section 1.1 of the Note in the aggregate amount of $180,602.16 (collectively, the “Missed Interest Payments”). Laurus and Biovest hereby agree that (a) the aggregate principal amount of the Missed Principal Payments shall be due and payable on the Maturity Date and (b) the aggregate amount of the Missed Interest Payments shall be due and payable on the date hereof. The foregoing is a limited waiver relating solely to the Existing Defaults and the execution and delivery of this letter agreement does not constitute a waiver by Laurus of any other Event of Default heretofore, now or hereafter existing, under the same or any other term or provision of the Note. This waiver does not (a) except as expressly set forth above, constitute a waiver of any term or provision of the Note, or constitute a waiver by Laurus of any of its other rights or remedies under the Note (all such rights and remedies being expressly reserved) or (b) establish a custom or a course of dealing or conduct between Laurus and Biovest and any of its subsidiaries.

2.(a) Upon satisfaction of the conditions precedent set forth in Section 4 below, Laurus and Biovest hereby agree to amend Section 1.4 of the Note in its entirety to provide as follows:

“1.4 Principal Payments. Amortizing payments of the aggregate Principal Amount outstanding under this Note shall be made by the Company on August 1, 2007 and on the first business day of each succeeding month thereafter through and including the Maturity Date (each, an “Amortization Date”). Commencing on the first Amortization Date, the Company shall make monthly payments to the Holder on each Amortization Date, each such payment in the amount of $267,070.24, together with any accrued and unpaid interest on such portion of the Amortizing Principal Amount plus any and all other unpaid amounts which are then owing under this Note, the Purchase Agreement and/or any other Related Agreement. Any outstanding Principal Amount together with any accrued and unpaid interest and any and all other unpaid amounts which are then owing by the Company to the Holder under this Note, the Purchase Agreement and/or any other Related Agreement shall be due and payable on the Maturity Date.”

(b) In consideration of Laurus’ agreement to amend the Note and defer the payment of certain principal amounts due and owing under the Note in accordance with the terms hereof, Biovest and AutovaxID, Inc. (“AutovaxID”), jointly and severally, hereby grant to Laurus a non-cancelable royalty (the “Laurus Royalty”) equal to three percent (3%) of world-wide Net Sales (as defined below) of AutovaxID Instruments (as defined below). Each of Biovest and AutovaxID acknowledge and agree that the Laurus Royalty may be contributed by Laurus to Croesus Corporation, a Delaware corporation and an affiliate of Laurus (“Croesus”), and following such contribution, all payments under the Laurus Royalty (including the Initial Royalty Payment) shall be made directly to Croesus. Each of Biovest and AutovaxID agree to execute and deliver all such further documents and to do or cause to be done all such further acts and things requested by Laurus and/or Croesus in order to effect the transactions contemplated herein. As used herein, (a) “Net Sales” shall mean gross receipts from the world-wide sales of AutovaxID Instruments less any rebates, returns, and discounts and (b) “AutovaxID Instruments” shall mean the automated cell and biologic production instrument known as AutovaxID manufactured by Biovest and AutovaxID.

(c) Except as otherwise set forth below with respect to the Initial Royalty Payment (as defined below), payments under the Laurus Royalty shall commence on the earlier of (a) the Offering Closing Date and (b) May 31, 2007 and shall continue for a period of five (5) years thereafter (the “Royalty Term”). The aggregate amount of payments made under the Laurus Royalty during the Royalty Term shall not be less than Eight Million Dollars ($8,000,000) (the “Minimum Royalty Amount”). If on the last day of the Royalty Term, the aggregate amount of payments made under the Laurus Royalty during the Royalty Term (the “Actual Royalty Amount”) is less than the Minimum Royalty Amount, Biovest shall immediately pay to Laurus the difference between the Minimum Royalty Amount and the Actual Royalty Amount (the “Catch-Up Royalty Amount”). In addition, on the earlier of (a) the Offering Closing Date and (b) December 31, 2007, Biovest shall make a Five Hundred Thousand Dollar ($500,000) lump sum Laurus Royalty payment to Laurus (the “Initial Royalty Payment”) which amount shall be offset against the Minimum Royalty Amount. The Laurus Royalty (other than the Initial Royalty Payment and the Catch-Up Royalty Amount) shall be paid quarterly within forty-five (45) days following the last day of each fiscal quarter of Biovest. Each Laurus Royalty payment shall be accompanied by an accounting of sales of AutovaxID Instruments and a detailed calculation of the Laurus Royalty, which detailed calculation shall be satisfactory to Laurus in its reasonable discretion.

(d) The parties hereto agree that the fair market value of the Laurus Royalty (as reasonably determined by the parties) received in consideration of the amendments to the Note made by Laurus hereunder is hereby designated as interest and, accordingly, shall be treated as a reduction of the remaining stated principal amount (which reduced principal amount shall be treated as the issue price) of the Note for U.S. federal income tax purposes under and pursuant to Treasury Regulation Sections 1.1001-3(e)(2)(iii), 1.1273-2(g)(2)(ii) and 1.1274-2(b)(1). The parties further agree to file all applicable tax returns in accordance with such characterization and shall not take a position on any tax return or in any judicial or administrative proceeding that is inconsistent with such characterization. Notwithstanding the foregoing, nothing contained in this paragraph shall or shall be deemed to modify or impair in any manner whatsoever the Biovest Obligations from time to time owing to Laurus under the Purchase Agreement, the Note and the other Related Agreements.

3. Laurus hereby consents to Biovest entering into the Bridge Financing provided that the conditions set forth in Section 4 below and each of the following conditions are satisfied in Laurus’ sole discretion: (a) copies of all of the agreements, documents and instruments evidencing the Bridge Financing are delivered to Laurus and are satisfactory to Laurus in its sole discretion, (b) the aggregate principal amount of the indebtedness incurred by Biovest under the Bridge Financing (the “Bridge Financing Indebtedness”) shall not exceed Seven Million Dollars ($7,000,000) at any time, (c) the Bridge Financing Indebtedness is and shall remain unsecured and (d) the Bridge Financing shall be subject to a subordination and intercreditor agreement acceptable in all respects to Laurus pursuant to which, among other things, the financial institutions providing the Bridge Financing to Biovest agree that the Bridge Financing Indebtedness is subordinate in right of payment to all of the Biovest Obligations.

4. This letter agreement shall become effective upon receipt by Laurus of (a) a copy of this letter agreement executed by Biovest and consented and agreed to by each other entity listed as a signatory hereto and (b) the aggregate amount of the Missed Interest Payments in immediately available funds.

5. Except as specifically amended herein, the Purchase Agreement, the Note and the other Related Agreements shall remain in full force and effect and are hereby ratified and confirmed. The execution, delivery and effectiveness of this letter agreement shall not operate as a waiver of any right, power or remedy of Laurus, nor, except as set forth herein, constitute a waiver of any provision of the Purchase Agreement, the Note or any of the other Related Agreements. This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall be governed by and construed in accordance with the laws of the State of New York.

[Remainder of Page Intentionally Left Blank]

6. This letter agreement may be executed by the parties hereto in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same agreement. Any signature delivered by a party by facsimile or electronic transmission (including in “PDF” or similar format) shall be deemed to be an original signature hereto.

Very truly yours,

LAURUS MASTER FUND, LTD.

		By:	/s/ Eugene Grin
		Name:	Eugene Grin
		Title:	Director

CONSENTED AND AGREED TO:

BIOVEST INTERNATIONAL, INC.		AUTOVAXID, INC.

By:	/s/ Steven Arikian	By:	/s/ Steven Arikian
Name:	Steven Arikian, M.D.	Name:	Steven Arikian, M.D.
Title:	Chairman & CEO	Title:	CEO

BIOVAX, INC.		BIOLENDER, LLC

By:	/s/ Steven Arikian	By:	/s/ Steven Arikian
Name:	Steven Arikian, M.D.	Name:	Steven Arikian, M.D.
Title:	CEO	Title:	CEO of Biovest, Managing Member

BIOLENDER II, LLC		ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Steven Arikian	By:	/s/ James A. McNulty
Name:	Steven Arikian, M.D.	Name:	James A. McNulty, CPA
Title:	CEO of Biovest, Managing Member	Title:	Secretary/Treasurer